UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	814-00201
CUSIP NUMBER:	553829102

(Check one):
☒Form 10-K	☐Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: October 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
___________________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

MVC Capital, Inc.
Full Name of Registrant

______________________
Former Name if Applicable

287 Bowman Avenue
Address of Principal Executive Office (Street and Number)

Purchase, New York 10577
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 (the “2015 Annual Report”) could not be filed within the prescribed time period.  For the reasons stated in the Registrant’s Form 12b-25 filed on September 9, 2015, the Registrant has been delayed and thus has not yet filed the Form 10-Q for the fiscal quarter ended July 31, 2015.  This, in turn, has caused a delay in the preparation and filing of the 2015 Annual Report. Also contributing to the delay is the change in the Registrant’s independent auditor, as disclosed in the Form 8-K filed on July 6, 2015 and November 11, 2015.  The specific timing for the filing of the 2015 Annual Report is not yet known, but it is currently expected to be filed in the first half of 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott J. Schuenke	914	510-9400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes	☐	No	☒
2015 Third Quarter Report on Form 10-Q

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, for the first six months of fiscal year 2015, the Company’s net decrease in net assets resulting from operations was $21,556,119, as compared to a net decrease of $10,965,815 during the comparable period in fiscal year 2014, which may be deemed significant.  As a result of the matters described in Part III above, the Company is currently unable to quantify the change in net assets resulting from operations for the fiscal year ended October 31, 2015.  However, based on operations for the first six months (as reported), the Company anticipates that the change in net assets resulting from operations for the full fiscal year 2015 may similarly be deemed significant.

               MVC Capital, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 14, 2016	By	/s/ Scott J. Schuenke
Scott J. Schuenke
Principal Financial Officer

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